PRODUCT SALES STATEMENT, FOR THE PRODUCT SALES MEASURING PERIOD ENDED JUNE 30, 2011

As called for under §5.4 of the Contingent Value Rights Agreement by and between Sanofi (formerly known as sanofi-aventis) and American Stock Transfer & Trust Company LLC dated as of March 30, 2011. All capitalized terms used in the present Product Sales Statement have the respective meanings ascribed to them therein. Amounts set forth herein are not necessarily indicative of results that will be achieved in subsequent Product Sales Measuring Periods.

Sales data to be provided prior to fulfillment of Product Sales Milestone #1:

For the Product

Market	Q2 2011				Q1 2011				Q4 2010			Q3 2010
	(I)		(II)	X-rate	(I)		(II)	X-rate	(I)	(II)	X-rate	(I)	(II)	X-rate
Major Markets
USA	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
UK	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
France	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Germany	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Italy	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Spain	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Subtotal	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
All other…	0		0	N/A	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Exclusions
Oncology	21.8		N/A	N/A	21.0		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Transplant Indications*	*	*	N/A	N/A	*	*	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Legend:

(I):	Aggregate gross amount invoiced by the Company, its Affiliates and its licensees for sales of the Product by the Company, its Affiliates and licensees of the Company and its Affiliates to third parties, in millions of United States dollars.
(II):	Product Sales, in millions of United States dollars.
X-rate:	Exchange rates used for conversion of the specified Major Market’s foreign currency into United States dollars for the quarter indicated. Exchange rates for other markets will be provided to the extent there are sales invoiced in currencies other than the United States dollar.
*:	Note that amounts appearing in this line are a subset of the amounts appearing in the “Oncology” line, above, provided for information purposes and calculated by reference to relevant data compiled by the UNOS (United Network for Organ Sharing).
**:	During the period under review, there were no Transplant Indication stock keeping units (SKUs) recorded. UNOS data specifying Transplant Indication usage for the specified period is not available as of the date of this Statement.
N/A:	Not applicable.

Do Product Sales in the Product Sales Measuring Period ended June 30, 2011 include Product Sales of a Combination Product?

☒   No  ☐  Yes

Has any Product Sales Milestone been achieved during the Product Sales Measuring Period ended June 30, 2011?

☒  No  ☐  Yes

Data to be provided for calendar quarters ending on or prior to December 31, 2011

production and Release of:	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Cerezyme® (in units of 400 Unit Vial Equivalents)	133,778	132,378	N/A	N/A

Fabrazyme® (in units of 35-milligram Vial Equivalents)	11,827	12,895	N/A	N/A

Has the Production Milestone been achieved during the Product Sales Measuring Period ended June 30, 2011?

☒   No  ☐  Yes

Based upon actual production trends to date, and lead times to release products for the market, Sanofi does not expect that the 2011 Contingent Value Right Production Milestone will be met.

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Sanofi

By:	/s/ Jérôme Contamine
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer

Date:	July 27, 2011